September 9, 2024

Thomas Corbett
Chief Financial Officer
Brookfield Reinsurance Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke, HM08 Bermuda

       Re: Brookfield Reinsurance Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023 filed March 28,
2024
           File No. 001-40509
Dear Thomas Corbett:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Bermuda Tax Risks - Our company will be subject to corporate income tax in 2025, page 48

1. Please revise future filings to more clearly explain the reasonably likely impact on your tax obligations of BEPS, the Bermuda Tax Act, EUTPA and any other material tax law or
       regulation. More clearly explain if the    assurance that, in the event
that Bermuda enacts
       legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the company or to any of its operations or its
       shares, debentures or other obligations, until March 31, 2035    results
in any official tax
       regulations not being applicable for you and how the assurance will impact your current and future tax obligations. Please ensure your disclosure in risk factors is consistent with information disclosed in Note 22 Income Taxes in your financial statement notes.
4.B Business Overview, page 56

2. Please revise future filing to provide relevant information about your mortgage and
 September 9, 2024
Page 2

       private loan portfolios. For example, discuss the type of borrowers, type of collateral, industry sectors, whether loans have fixed or variable rates, contractual maturities, etc.
       Please provide us your proposed revised disclosure.
4.C Organizational Structure, page 77

3.     We note you disclose throughout the filing that    each class A
exchangeable share is
       structured with the intention of providing an economic return equivalent to one Brookfield
       Class A Share.    Please revise future filings to more clearly describe
the terms or structure
       of Class A exchangeable shares that result in the shares having equivalent economic returns. Please provide us your proposed revised disclosure.
MD&A - Line of Business - Direct Insurance, page 89

4. Please revise future filings to provide a breakdown of net premiums by product or other relevant characteristic for each period presented to allow and investor to understand your key products and trends. Please discuss the underlying reasons for material trends. Please provide us your proposed revised disclosure.
5. Please revise here or your Business Overview section in future filings to provide quantitative information related to the sale of annuities by product type or other relevant characteristic for each period presented to allow an investor to understand your key products and relevant trends. Please also revise to discuss the underlying reasons for any material trends. Please provide us your proposed revised disclosure. Liquidity and Capital Resources, page 91

6. If significant to an understanding of your liquidity, please revise future filings to clarify the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries. Please also describe any of these amounts that may not be available for U.S.
       operations where you consider earnings to be permanently reinvested, to the extent material, and address the potential tax implications of repatriation. Please provide us your proposed revised disclosure.
Brookfield Operating Results, page 94

7.     Please revise future filings to disclose Brookfield   s diluted EPS for
each period presented.
8. Please revise future filings to discuss and quantify, to the extent meaningful, the
       significance of the Company to Brookfield   s net income attributed to
shareholders. Please
       provide us your proposed revised disclosure.
Market Risk, page 95

9. Please revise future filings to disclose all of the information required by Item 11 of Form
       20-F, including quantitative information about market risks in accordance with one of the three disclosure alternatives provided in Item 11(a). Please provide us your proposed revised disclosure.
Non-GAAP Measures - Distributable Operating Earnings, page 101

10. We note material adjustments in the table reconciling your net income to DOE described
       as    Net investment gains and losses, including funds withheld    and
 Mark-to-market on
 September 9, 2024
Page 3

       insurance contracts and other net assets.    Please revise future
filings to provide additional
       detail regarding the items included in these adjustments including reconciling them to other detailed disclosure included in MD&A or financial statement notes to allow an investor to more clearly understand the nature of items excluded from DOE. Please provide us your proposed revised disclosure.
11. Please revise future filings to clarify how the tax impact of your adjustments is included in DOE. If it is not, please tell us how you considered the guidance in Question 102.11 of the C&DIs on Non-GAAP Financial Measures. Please provide us your proposed revised disclosure.
12. Please revise future filings to quantify the amounts added back for returns on equity
       invested in certain variable interest entities    and    your share of
adjusted earnings from
       your investments in certain associates    for 2023 and 2024. If
material, please tell us in
       detail how these items are accounted for in your financial statements and explain in more detail why you add them back. Additionally, please tell us how you considered the guidance in Question 100.04 of the C&DIs on Non-GAAP Financial Measures in
       determining that the adjustments were appropriate. Please provide us your proposed revised disclosure.
Class A Exchangeable Shares and Class A-1 Exchangeable Shares, page 130

13.    Please revise future filings to clarify the impact on the Company   s
financial statements if
       a holder of Class A or A-1 shares exchanges shares with Brookfield Corporation for one
       Brookfield Class A Share. Please provide us your proposed revised disclosure.
Distributions, page 137

14. Please revise future filings to disclose the relationship, if any, between the distributable earnings paid quarterly to Class C shares and the non-GAAP financial measure distributable operating earnings disclosed throughout your filing. Please provide us your proposed revised disclosure.
Class A Junior Preferred Shares - Conversion - At the Option of the Holder, page 139

15. Please revise future filings, as needed, to clarify the conversion terms related to the holder of Class A Junior Preferred Shares. We note disclosure here indicates holders may convert shares into Class C shares while disclosure on page F-17 indicates that holders may convert shares for cash. To the extent that holders can not convert the shares to cash, please tell us how this impacts your classification of the shares as mezzanine equity.
Note 1. Organization and Description of the Company, page F-12

16. Please tell us in detail and revise disclosure in future filings to explain why the financial statements are labeled as "combined".
Notes to Financial Statements, page F-12

17. Please revise future filings to disclose all of the information required by ASC 944-505-50.
       Please provide us your proposed revised disclosure.
 September 9, 2024
Page 4

Note 2. Summary of Significant Accounting Policies - Adoption of New Accounting Standards
ASC 2018-12, page F-14

18. We note you converted to US GAAP on January 1, 2023 and also adopted LDTI on the same date with a transition date of January 1, 2021. Please explain to us how you adopted
       LDTI and measured the impact at transition considering the prior periods were prepared under IFRS. Additionally, please tell us where the transition information required by ASC
       944-40-65-2.g and .h is disclosed. As needed, please ensure your disclosure in future filings clearly explains your transition approach with LDTI.
Class A exchangeable shares, page F-16

19. Please tell us how you determined that Class A and A-1 exchangeable shares should not be classified as mezzanine equity. Specifically, tell us how you considered if the shares had redemption terms that were outside your control. Please reference all authoritative and non-authoritative guidance you considered in your determination. Earnings per share, page F-28

20.    We note disclosure that,    Our Board of Directors has adopted a policy
that class C share
       distributions will be paid quarterly in an amount equal to the Company
s distributable
       earnings       Please tell us where these distributions are presented in
the statement of cash
       flows or revise your disclosure accordingly here and elsewhere as needed, if these distributions have not been made.
Foreign Currencies, page F-28

21. If material, please revise future filings to disclose the aggregate transaction gain or loss included in determining net income for each period presented. Refer to ASC 830-20-50-1 for guidance.
Note 21. Corporate and Subsidiary Borrowings, page F-78

22. Please revise future filings to disclose the weighted average interest rate for short-term borrowings and the interest rate for long-term debt. Refer to ASC 210-10-S99-1. 19 and
       .22 for guidance.
23. Please revise future filings to disclose the carrying amount and classification of any assets pledged as collateral for your borrowings. Refer to ASC 860-30-50-1A.b.1 for guidance.
Note 22. Income Taxes, page F-79

24. In light of the significant reconciling item due to differences of foreign taxes from U.S.
       statutory taxes in the statutory tax rate reconciliation, please revise here or in MD&A in future filings to quantify pre-tax income and income tax expense by country, disclose the statutory tax rate of each country and discuss tax structures and strategies that results in a large portion of your taxable income being derived from foreign countries with low tax rates. Please provide us your proposed revised disclosure.
Note 27. Segment Reporting, page F-85

25. Please revise future filings to disclose the amount of revenue attributed to your country of domicile and any other country with a material amount of revenue. Refer to ASC 280-10-
 September 9, 2024
Page 5

       50-41.a. for guidance. Please provide us your proposed revised disclosure.
General

26. We note disclosure throughout your filing that appear to be related to accounting policies no longer in effect for any periods presented. For example, DAC amortization on pages 32
       and 33 and disclosures starting with    prior to the adoption of LDTI.
 Please tell us why
       this disclosure is relevant or, if appropriate, remove it in future filings.
Form 6-K Filed August 14, 2024
Note 2. Summary of Significant Accounting Policies, page 9

27. We note the material amount of VOBA recognized at June 30, 2024. Please revise future filings to disclosure your amortization policy and tell us the guidance you considered in determining your policy.
Note 22. Income Taxes, page 58

28. Please provide us an accounting analysis that details the key facts, judgments and specific accounting guidance that you considered in recognizing and measuring the material deferred tax asset related to the new CIT regime in Bermuda. Please revise future filings to provide appropriate information to allow investors to understand your income tax determinations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance